

Mail Stop 3233

March 13, 2017

Via E-mail
Alex B. Rozek and Adam K. Peterson
Co-Chief Executive Officers
Boston Omaha Corporation
292 Newbury Street, Suite 333
Boston, Massachusetts 02115

> **Re: Boston Omaha Corporation**
> **Registration Statement on Form S-1**
> **Filed February 13, 2017**
> **File No. 333-216040**

Dear Messrs. Rozek and Peterson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please revise to provide the disclosure required by Item 501(b)(8) of Regulation S-K.

2.   We note your disclosure that you will be conducting a concurrent private offering. Please provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

Risk Factors, page 9

We may be at risk to accurately report …, page 15

3.   We note that, in your Form 10-Q for the period ended September 30, 2016, you disclose weaknesses in your disclosure controls and procedures and internal controls over financial reporting. Please expand this risk factor to disclose this risk.

Use of Proceeds, page 24

4.   We note your disclosure that the underwriter may exercise its option to purchase additional shares from the selling stockholders in full. Please revise the cover page and underwriters section to reflect this transaction.

5.   We note that proceeds may be used to acquire other businesses. Please identify the other businesses if known. See Instruction 6 to Item 504 of Regulation S-K.

Expanding our insurance activities, page 24

6.   Please provide greater disclosure regarding the costs associated with the applications you are submitting to expand UC&S's business.

Capitalization, page 26

7.   We note that your Capitalization table on page 26 and Dilution table on page 27 present the pro forma effect of the 2017 Concurrent Offering. Please tell us how you determined that the 2017 Concurrent Offering is probable.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of operations, page 39

8.   Please tell us, and revise to disclose, the nature of the Leased employees expense.

Business, page 47

9.   We note your disclosure on pages 2 and 4 that you have a minority interest in a real estate services company in Las Vegas and minority interests in other commercial and real estate ventures. Please provide more detailed disclosure regarding these operations, including the extent of your interests and involvement in the operations. We may have additional comments.

Billboard Advertising, page 50

10.   We note that you operate 491 billboard structures. Please disclose the number located on property that you own, property that you lease, and property for which you have a permanent easement. Additionally, please provide a breakdown of the number of billboards located in each state. Also disclose whether there is any concentration of industries in which you lease space to.

11.   Please disclose on a portfolio basis your occupancy rate expressed as a percentage.

12.   With respect to the parcels of land that you lease, please revise your disclosure to clarify your rights and obligations, including whether your lease agreements solely cover your ability to use the land to post signage and whether you lease the entire parcel of land such that you are responsible for maintaining the grounds of the outdoor sites. Please also disclose the costs associated with your leases.

13.   We note that your lease terms generally range from 1 to 20 years. Please tell us if a material portion of your leases are scheduled to expire in the future and how your lease expirations match up to your advertising contracts by display type.

Insurance Operations, page 51

14.   Please provide more detailed disclosure regarding the "Fast Track Rate Advantage" surety bond program. For example, please clarify what is taken into account in determining whether an entity qualifies for this program. Please advise whether this program presents any additional risks.

15.   Please disclose the steps you undertake in determining whether to issue a surety bond and advise whether you have experienced situations in which you were not able to recover against an insured entity.

16.   We note that you are in the process of trying to expand UC&S's business to all 50 states. Please advise whether it is currently in compliance with the requirements each state imposes in order be licensed in those states.

Financial Statements

Boston Omaha Corporation

17.   Please revise to include updated financial statements. Refer to Rule 8-08(b) of Regulation S-X.

Note 2. Summary of Significant Accounting Policies

Land Leases, page F-9 and Revenue Recognition, page F-10

18.   We note that you recognize land lease expense and revenue for advertising space rental <u>ratably</u> over the term of the contract. Please tell us if this method approximates the straight-line method, and if not, your basis for not recognizing such expense and revenue on a straight-line basis. Refer to ASC 840-20.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-32

19.   We note your disclosure that when the bond is written, funds are disbursed from escrow for the payment of the bond and the commission earned on the bond. Please clarify to us, and revise your disclosure accordingly, the timing for recognizing revenues from insurance commissions.

Note 11. Industry Segments, page F-40

20.   We note your disclosure on page 39 that segment gross profit is a key metric that that you use to evaluate segment operating performance and to determine resource allocation between segments. Please tell us what consideration you gave to presenting this metric in your segment disclosure on page F-40. Refer to ASC 280-10-50-22, 27 and 28.

United Casualty Surety Insurance Company

Note 2. Investments, page F-69

21.   Please tell us the reason for the significant difference between the amortized cost and the estimated fair value of the certificates of deposit, how you considered this decline in value in measuring these investments as of September 30, 2016, and how it was considered in preparing the purchase price allocation for purpose of the pro forma financial statements presented on page 34.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla at (202)551-3414 or Kristi Marrone at (202)551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Neil H. Aronson, Esq. (*via e-mail*)